Exhibit 21.1

Subsidiaries of Cytek Biosciences, Inc.

Name	Jurisdiction
Cytek (Shanghai) BioSciences Co., Ltd.	China
Cytek (Wuxi) BioSciences Co. Ltd.	China
Cytek (Shanghai) Software Development Technology Co., Ltd.	China
Cytek Biosciences B.V.	Netherlands
Cytek Japan Corporation	Japan